USI Securities, Inc.

Report on Financial Statements
(With Supplementary Information)
and
Report of Independent Registered Public Accounting Firm

Year Ended December 31, 2025

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50429

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING   01/01/25   AND ENDING 12/31/25
                                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: USI Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
X Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
        ☐   Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

 95 Glastonbury Boulevard
                                                     (No. and Street)

 Glastonbury   CT   06033
            (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

 Joseph Gritzer   (860) 368-2913   joe.gritzer@usi.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

 Mahoney Sabol & Company, LLP
                                 (Name – if individual, state last, first, and middle name)

 180 Glastonbury Boulevard   Glastonbury   CT   06033
(Address)   (City)   (State)   (Zip Code)

 10/14/2003   264
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR
AFFIRMATION

I, _____Richard Bowman_____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____USI Securities, Inc._____ , as of _____December 31_____ , 2025_____ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
_____Director of Operations, USI Securities, Inc._____

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☐ (b) Notes to consolidated statement of financial condition.

☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☒ (d) Statement of cash flows.

☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☒ (g) Notes to consolidated financial statements.

☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 40.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

_____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CONFIDENTIAL

USI SECURITIES, INC.

<u>Index</u>



MahoneySabol
CPAs and Advisors

180 Glastonbury Boulevard, Suite 400
Glastonbury, CT 06033

860.541.2000 main
860.541.2001 fax

mahoneysabol.com

Glastonbury
Essex

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of USI Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of USI Securities, Inc. as of December 31, 2025, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of USI Securities, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of USI Securities, Inc.'s management. Our responsibility is to express an opinion on USI Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to USI Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I - Computation of Net Capital Under Rule 15c3-1, Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption) and Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of USI Securities, Inc.'s financial statements. The supplemental information is the responsibility of USI Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I - Computation of Net Capital Under Rule 15c3-1, Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption) and Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (exemption) are fairly stated, in all material respects, in relation to the financial statements as a whole.

Mahoney Sabol + Company, LLP

We have served as USI Securities, Inc.'s auditor since 2019.

Glastonbury, Connecticut
February 27, 2026

CONFIDENTIAL

USI SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

		2025
Current assets:		
Cash	$	4,534,315
Commissions receivable		985,000
Other receivables		83,250
Prepaid expenses		47,060
Other current assets		1,409
Total current assets		5,651,034
Property and equipment:		103,873
Less: accumulated depreciation		(51,836)
Property and equipment, net		52,037
Deferred tax asset		43,075
Total long-term assets		43,075
Total assets	$	5,746,146

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:		
Accrued expenses	$	809,549
Income tax payable		540,010
Due to related party		137,838
Total current liabilities		1,487,397
Stockholder's equity:		
Common stock, $1 par value; 100 shares authorized, issued and outstanding		100
Additional paid-in capital		2,102,191
Retained earnings		2,156,458
Total stockholder's equity		4,258,749
Total liabilities and stockholder's equity	$	5,746,146

See Notes to Financial Statements.

USI SECURITIES, INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2025

	2025
Revenue:	
Commission income - mutual funds and 12b-1 trail fees	$ 7,360,193
Commission income - insurance and other	5,712,359
Fee income	1,333,981
Other income	116,333
	14,522,866
Expenses:	
Direct staff compensation	3,890,303
Shared staff compensation	2,949,012
Producer compensation	2,467,558
Employee overhead charge	1,278,240
System and other service charges	965,344
Information technology costs	672,000
Payroll taxes	445,004
Building occupancy	306,832
Professional fees	166,426
Retirement plan - 401(k) match	128,607
Licenses and fees	119,937
Commissions - independent representatives	75,053
Insurance	66,000
Management fees	56,581
Commissions - outside broker/dealer	54,312
Travel	39,649
Depreciation	34,101
Other expenses	25,790
Training/professional development	6,257
	13,747,006
Income before income taxes	775,860
Income tax expense (Note 8)	211,561
Net income	$ 564,299

See Notes to Financial Statements.

USI SECURITIES, INC.

**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2025**

	Common Stock	Additional Paid-in Capital	Retained Earnings	Stockholder's Equity
Balance, December 31, 2024	$ 100	$ 2,102,191	$ 1,592,159	$ 3,694,450
Net income	-	-	564,299	564,299
Balance, December 31, 2025	$ 100	$ 2,102,191	$ 2,156,458	$ 4,258,749

See Notes to Financial Statements.

USI SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2025

	2025
Cash flows from operating activities:	
Net income	$ 564,299
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	34,101
Deferred taxes	(12,152)
Changes in operating assets and operating liabilities:	
Commissions receivable	(91,500)
Other receivables	46,375
Prepaid expenses	1,133
Other current assets	1,484
Accrued expenses	118,871
Income taxes payable	303,202
Due to related party	(702,212)
Net cash provided by operating activities	263,601
Investing activities:	
Purchase of property and equipment	(36,081)
Net cash used in investing activities	(36,081)
Net increase in cash	227,520
Cash, beginning of year	4,306,795
Cash, end of year	$ 4,534,315

See Notes to Financial Statements.

USI SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

Note 1 - Nature of operations:

USI Securities, Inc. (the "Company") is a Delaware corporation that is a wholly-owned subsidiary of USIC Investment Group, Inc. ("USIC" or "Parent"), a Delaware corporation. USIC issued one share of Class A Voting Common Stock to USIR Management LLC ("USIR"), a holding company and ninety-nine shares of Class B Non-Voting Common Stock to USI Consulting Group, Inc. ("USICG"). USIR is owned by certain members of USI, Inc. ("USI") management. USICG is a wholly-owned subsidiary of USI Insurance Services, LLC which is a wholly-owned subsidiary of USI.

The Company is a Financial Industry Regulatory Authority, Inc. ("FINRA") member broker-dealer, Securities and Exchange Commission ("SEC") registered investment advisor and licensed insurance agency. The Company, through its registered representatives, offers and sells mutual funds, variable annuities and variable life insurance contracts, primarily in the qualified plans market throughout the United States. The Company also has a limited amount of "constructive receipt" arrangements with other broker-dealers whereby the Company receives override commissions derived from the sale of securities products to customers of other related entities.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 2 - Summary of significant accounting policies:

Method of accounting:
The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of estimates:
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

USI SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

Note 2 - Summary of significant accounting policies (continued):

Recently adopted accounting pronouncement:

In December 2023, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires expanded disclosure of income tax rate reconciliation information and income taxes paid. The Company adopted this standard effective January 1, 2025, on a prospective basis. The adoption of this standard resulted in increased disclosures in the Company's financial statements but did not have a material impact on the Company's financial position, results of operations, or cash flows. See Note 8 for the additional disclosures required by this ASU.

Commission income and revenue recognition:

Revenue from contracts with customers includes commission income and fees from asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time, and when to recognize revenue based on the appropriate measure of the Company's progress under the contract.

Commission revenue on mutual fund 12b-1 and insurance trail fees are recorded over time as earned based on a percentage of the mutual fund's net assets or policy premiums.

Commission revenue on sales of shares of mutual funds are recorded at a point in time on a trade date basis.

Commission revenue on sales of variable annuities and variable life insurance contracts are recognized at a point in time based on the policy effective date when the data necessary to reasonably determine such commission amounts and policy effective dates has been obtained by the Company. Typically, these types of commissions cannot be reasonably determined until the cash or related commission statement is received by the Company from the insurance carrier.

Contract costs:

The Company pays compensation to various producers of the Company that may not be linked to a specific contract. The Company has elected to utilize the practical expedient and recognizes the incremental costs of obtaining a contract as an expense in the period incurred because the amortization period of the asset that the Company otherwise would have recognized is one year or less.

USI SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

Note 2 - Summary of significant accounting policies (continued):

Cash and cash equivalents:

For purposes of the Statement of Cash Flows, the Company considers all investment instruments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2025, there were no cash equivalents.

Commissions receivable:

In the normal course of business, the Company will accrue estimated commissions for services provided, which are received a month or a quarter after the recognition period. Commissions receivable estimates are adjusted each period based on actual receipts. At December 31, 2025, management of the Company determined an allowance for credit losses is not required. The balance of commissions receivable at December 31, 2025 and January 1, 2025 was $985,000 and $893,500, respectively.

Net capital requirements:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

Reserve requirements:

The Company is exempt from the requirements relating to cash reserves and possession or control of customers' securities under Rule 15c3-3 of the Securities Exchange Act of 1934 (see Schedules II and III).

Property and equipment - depreciation:

The Company capitalizes all expenditures for property and equipment in excess of $1,000. Depreciation of property and equipment is recorded on the straight-line basis over the estimated useful lives of the assets. Estimated lives are as follows:

Assets	Estimated Lives
Computer equipment and software	3 - 5 years
Furniture and fixtures	7 years

Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in operations for the period. Depreciation expense for the year ended December 31, 2025 was $34,101.

USI SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

Note 2 - Summary of significant accounting policies (continued):

Income taxes:

The Company's U.S. Federal income tax returns are statutorily closed for all tax years through December 31, 2021, and all State income tax returns are closed for all tax periods through the 2020 tax year. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company has no unrecognized tax benefits at December 31, 2025. The Company did not recognize any expenses for interest and penalties within income tax expense during the year ended December 31, 2025.

Subsequent events:

The Company has evaluated events and transactions for potential recognition or disclosure through February 27, 2026, which is the date the financial statements were available to be issued.

Note 3 - Net capital requirements:

At December 31, 2025, the Company has net capital of $3,046,918 which is $2,947,758 in excess of its required net capital of $99,160. The Company's ratio of aggregate indebtedness to net capital is 0.49 to 1 at December 31, 2025.

The Company's non-allowable assets include accounts receivable related to Registered Representatives dually employed by the Company and USICG that were not supported by a waiver of rights to these commissions by such Representatives until the revenue was received by the Company. As such, commissions receivable and other receivables totaling $1,068,250 and other assets totaling $143,581 were considered non-allowable as of December 31, 2025.

Note 4 - Liabilities subordinated to claims of general creditors:

There were no borrowings under subordination agreements at December 31, 2025.

USI SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

Note 5 - Related party transactions:

The Company has an Expense Sharing Agreement with USICG that includes charges to the Company based on proportionate usage for shared services paid for by USICG including staff compensation, overhead, systems usage, administrative support, rent and facility charges, accounting, payroll and other services.

Under this agreement, the Company paid a total of $6,769,992 during the year ended December 31, 2025 for the various services.

In addition, the Company's Registered Representatives are compensated by USICG for administrative convenience only. The Company paid $525,540 for the year ended December 31, 2025 to USICG for the Company's proportionate share of the compensation of these Registered Representatives and is included in Producer compensation on the Statement of Income.

The Company's commission revenues are mainly derived from sales to customers of entities under common ownership with the USICG. In addition, the Company earned $971,438 in commissions and trail fees related to the USI Deferred Compensation Plan insurance policies and mutual funds.

Income taxes are paid on behalf of the Company by USI Insurance Services, LLC. See Note 8.

Note 6 - Retirement plan:

The Company has a 401(k)-retirement plan (the "Plan") matching 50% of employee contributions up to 6% of an employee's salary, subject to the provisions of the Employee Retirement Income Security Act of 1974. Employees become eligible the first day of the month following 30 days of service with the Company. The Company's contributions to the Plan for the year ended December 31, 2025 were $128,607.

Note 7 - Concentrations of credit risk:

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and commissions receivable. The Company maintains its cash with high-credit quality financial institutions. At times, such amounts may exceed Federally insured limits. At December 31, 2025, the Company has uninsured cash in the amount of approximately $4,280,000.

USI SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

Note 8 - Income taxes:

For the year ended December 31, 2025, the Company is included in the consolidated tax returns with its Parent. The Company had a liability of $540,010 as of December 31, 2025 for its current federal and state taxes.

At December 31, 2025, the Company had deferred income tax assets totaling $54,528 and deferred income tax liabilities totaling $11,453, for a net deferred income tax asset of $43,075.

The income tax (benefit) expense included in the Statement of Income for the year ended December 31, 2025 is as follows:

	Current	Deferred	Total
Federal	$ 155,290	$ (8,570)	$ 146,720
State	68,423	(3,582)	64,841
	$ 223,713	$ (12,152)	$ 211,561

	Amount	% of Pretax Income
Federal statutory income tax (21%)	$ 162,931	21.0%
State income taxes, net of federal benefit	52,607	6.9%
Deferred taxes - State, net of tax rate changes	(2,781)	-0.4%
Federal return-to-provision	(2,046)	-0.3%
State return-to-provision	1,447	0.2%
Non-deductible expenses	205	0.0%
State tax rate changes	(802)	-0.1%
Total income tax expense	$ 211,561	27.3%

USI SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

Note 9 - Employee Retention Credit:

The Company applied for and received benefits under the Employee Retention Credit, a refundable payroll tax credit enacted under the Coronavirus Aid, Relief, and Economic Security ("CARES Act") and subsequent legislation. The Employee Retention Credit provides financial relief to eligible employers that retained employees during periods of economic hardship related to the COVID-19 pandemic. The Company received $116,333 in 2025 related to the Employee Retention Credit, which is presented within Other income on the Statement of Income.

USI SECURITIES, INC.

SCHEDULE I –
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2025

There are no material differences between the Computation of Net Capital included below and the amounts reported on the Company's unaudited Form X-17A-5 Part IIA FOCUS filing as of December 31, 2025, filed on January 27, 2026.

	2025
Net capital:	
Total stockholder's equity	$ 4,258,749
Nonallowable assets:	
Commissions receivable	985,000
Other receivables	83,250
Prepaid expenses	47,060
Deferred tax asset	43,075
Other current assets	1,409
Property and equipment, net	52,037
Total nonallowable assets	1,211,831
Total equity qualified for net capital	3,046,918
Total liabilities per financial statements	1,487,397
Aggregate indebtedness	1,487,397
Computation of basic net capital requirement:	
Minimum net capital required for broker ($5,000 or 6-2/3% of aggregate indebtedness)	99,160
Excess net capital	2,947,759
Net capital less the greater of 10% of aggregate indebtedness or 120% of the minimum dollar net capital requirement ($5,000)	2,898,179
Ratio: Aggregate indebtedness to net capital	0.49 to 1

See Report of Independent Registered Public Accounting Firm.

USI SECURITIES, INC.

SCHEDULE II –
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2025

For the year ended December 31, 2025, the Company is exempt from the provision of Rule 15c3-3 as supported by footnote 74 to SEC Release No. 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not affect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

See Report of Independent Registered Public Accounting Firm.

USI SECURITIES, INC.

SCHEDULE III –
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2025

For the year ended December 31, 2025, the Company is exempt from the provision of Rule 15c3-3 as supported by footnote 74 to SEC Release No. 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not affect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

See Report of Independent Registered Public Accounting Firm.